(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-22417 CUSIP Number: 941057 10 1
For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant:	Waste Industries USA, Inc.

Address of principal executive office (Street and Number):	3301 Benson Drive, Suite 601

City, state and zip code:	Raleigh, North Carolina 27609

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Late in the preparation of the registrant’s Form 10-K for the fiscal year ended December 31, 2004, the registrant became aware of circumstances that existed at December 31, 2004 that raised substantial doubt as to the collectibility of certain accounts receivable from a major customer. As a result, the registrant expects to report net income of $11.8 million, or $0.86 per diluted share, for the year ended December 31, 2004 which is approximately $1.4 million less than the net income of $13.2 million, or $0.97 per diluted share, reported in its press release dated March 2, 2005.

Due to the late date that the registrant became aware of this circumstance, the registrant could not complete its Form 10-K, and allow time for its independent registered public accounting firm to complete its audit of the financial statements, in sufficient time to file the Form 10-K within the prescribed period. Such inability could not have been eliminated by the registrant without unreasonable effort or expense. The registrant intends to file its Form 10-K within the next fifteen calendar days in accordance with Rule 12b-25.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexander M. Donaldson, Esq. (Name)	(919) (Area Code)	781-4000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Waste Industries USA, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 1, 2005	By:	/s/ D. Stephen Grissom
D. Stephen Grissom, Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.